Exhibit 99.1

Phoenix New Media Increases Strategic Investment in Personalized News Feed Application Yidian

BEIJING, China, November 7th, 2014 — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into a definitive share purchase agreement with certain shareholders and option holders of Particle Inc. (“Particle”) to acquire an 8.5% stake in Particle for an aggregate purchase price of US$8.5 million, which consists of US$5 million in cash and a number of Class A ordinary shares of the Company valued at US$3.5 million based on the weighted average closing price of the ADSs of the Company during the last 30 trading days immediately prior to the date of the share purchase agreement. This announcement comes after a previous announcement made by the Company on September 10, 2014, where the Company entered into a definitive agreement to purchase an 8.75% stake in Particle for a purchase price of US$6 million. The first investment was closed on October 22, 2014 and the current transaction is subject to the satisfaction or waiver of the closing conditions stipulated in the share purchase agreement, and is expected to close in the fourth quarter of 2014. Following the close of this transaction, Phoenix New Media will own approximately 17.25% of Particle.

Particle is the owner of one of China’s pioneering personalized news feed mobile applications called Yidian Zixun (“Yidian”), a technology-driven, interest-oriented content engine, which allows users to efficiently define and explore their interests. Powered by its patented algorithm-enabled “Interest Engine”, which seamlessly integrates cutting-edge search and recommendation technology to provide each user with unique and personalized content consumption experience based on the user’s demonstrated interests, Yidian redefines the way users consume content over the mobile Internet. Supported by its large user-base, data analytics technology and user behavior data, Yidian is also well-equipped to provide enhanced advertising solutions that target users based on their exhibited preferences over its personalized in-stream news feed.

“We are very excited to become a strategic partner and investor in Yidian, further demonstrating our determination to be a leading player in the evolution of content generation and consumption in the mobile Internet space,” stated Mr. Shuang Liu, Chief Executive Officer of ifeng. “This strategic cooperation significantly strengthens our ability to capture the explosive growth opportunities related to the consumption of interest-based information and personalized marketing. Leveraging this investment, we will be able to strengthen our customized offering for both users and advertisers over our flagship mobile product, ifeng News, further bolstering our long-term product development capabilities. In addition, we aim to capitalize on synergies with Yidian’s second largest shareholder, the leading handset manufacturer in China, in order to elevate our brand and expand the reach of our applications in the mobile Internet eco-system. Supported by Yidian’s sophisticated data analytics technology, deep pool of user data and large user base, we will continue to solidify our leading position as a diversified news and life-style information provider in China’s mobile Internet space.”

Dr. Zhaohui Zheng, the CEO and co-founder of Yidian and Particle, commented, “We are very pleased to establish a strategic cooperation with ifeng. As an ‘interest-oriented’ mobile app, Yidian seamlessly integrates search and recommendation technology to deliver the most convenient, efficient and personally relevant online content to Chinese Internet users. We believe that by leveraging ifeng’s converged multi-screen platform and proprietary and diversified news content, Yidian will be able to deepen its pool of premium content and deliver a more professional content-viewing experience over the mobile platform.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

About Yidian

Yidian is an interest-oriented mobile App, which integrates cutting-edge search and recommendation technologies to provide its users with unique personalized content. Yidian is dedicated to building a next-generation, interest-based content engine. Yidian was co-founded by Mr. Xuyang Ren, who is the investor and the Chairman of Yidian and the former vice president of Baidu, Dr. Zhaohui Zheng, who is the CEO of Yidian and the former founding head of Yahoo! Labs in China, Dr. Xin Li and Mr. Rongqing Lu, who both are Internet technology veterans with years of experiences in top-notch Silicon Valley high-tech companies.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange

Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com